Darin Smith Lead Director and Associate General Counsel (319) 573-2676

1290 Avenue of the Americas

New York, NY 10104

April 6, 2017

VIA EDGAR

Edward J. Rubenstein, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Washington, DC 20549

Re:	AXA Equitable Life Insurance Company

Registration Statement on Form N-4

American Dental Association Members Retirement Program

Registration File No. 333-142455

CIK #0001397940

Dear Mr. Rubenstein:

The purpose of this letter is to provide a response to the written comments you provided with respect to the above-referenced filing for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

GENERAL

1.	Please revise the registrant’s name on the cover page of the filing to reflect Separate Account 206.

Response: By way of background, because of certain exclusionary provisions, Separate Account No. 206 is not subject to regulation under the Investment Company Act of 1940 (the “40 Act”) and Separate Account 206 is not registered thereunder. Moreover, as the Staff correctly notes in a later comment, this is only a filing under the Securities Act of 1933 (the “33 Act”). In addition, the Company notes that the term “registrant” means the issuer of the securities for which the registration statement is filed. See 17 CFR 230.405. Here, the Company believes that AXA Equitable Life Insurance Company is the issuer of the securities for which the above registration statement has been filed. Accordingly, the Company respectfully submits that AXA Equitable Life Insurance Company should remain as the registrant on the cover page of the filing.

2.	Please explain why the Registration Statement was also filed under 811-99999, a 40 Act number, since it is only a filing under the 33 Act.

Response: In the Spring of 2007, the Company was advised that “dummy 811 numbers” were required in order to make certain product filings. One of those product filings was for the American Dental Association Members Retirement Program. The Company contacted the SEC and requested an expedited issuance of dummy 811 numbers so it could make its filings. The dummy 811 number assigned by the SEC for the American Dental Association Members Retirement Program filing was 811-99999. In a subsequent conversation with the SEC concerning the continued use of a 40 Act number with respect to the American Dental Association Members Retirement Program product, the Company was given the same dummy 811 number (811-99999) to use. That same dummy 811 number (811-99999) was again used with respect to this filing.

PROSPECTUS

Cover Page

3.	The use of the term money market to describe an account that is not a 2a-7 compliant money market fund or FDIC insured account is potentially misleading, please modify the name or explain the basis for using the term money market.

Response: As of January 27, 2017, the Money Market Guarantee Account (“MMGA”) was closed to contributions, transfers and loan repayments. Accordingly, all contract owners can no longer allocate any contribution, transfer or loan repayment into the MMGA.

The Company respectfully submits that the name of the MMGA is not potentially misleading in this product. For example, the prospectus disclosure clearly identifies the MMGA as a guaranteed option that earns interest, unlike a money market mutual fund. The disclosure also clearly states that the contributions to the MMGA and interest earned thereon are guaranteed by the Company, also unlike a money market mutual fund. In addition, in the calculation of the rates disclosure for the MMGA, the prospectus states that the interest credited to the MMGA approximates “the average over each calendar year of ‘domestic prime’ money market funds” making it clear that the MMGA is not, in fact, a money market mutual fund.

In addition, the Staff had ample opportunity to comment on the name of the MMGA before any contract was sold and any amount was allocated to the MMGA, but the Staff did not so comment. Today, changing the name would require costly system reprograming, forms modification, possible refiling and reprinting with no benefit. In fact, the Company believes that changing the name of the MMGA could cause significant and unnecessary confusion for contract owners while providing no benefit.

Furthermore, as set forth above, the Company firmly believes the name of the MMGA is not potentially misleading and that changing the name of the MMGA could cause significant and unnecessary confusion. If, however, we assume for the sake of this response that the name of the MMGA was potentially misleading to a contract owner deciding whether or not to allocate to the MMGA, any misunderstanding caused by the name has already occurred and will not be cured by changing the name of the MMGA in this post-effective amendment. And, as noted above, further contributions, transfers and loan repayments into the MMGA are not permitted thereby cutting off any theoretical potential for further misunderstanding.

Also, as a practical matter, the Company cannot totally eliminate the MMGA name from the prospectus. At a minimum, the Company would be required in at least one section, and possibly others, to disclose something like the following to avoid utter confusion regarding what this new, but closed, account is and what happened to the MMGA:

The MMGA has been renamed the “New Name Guarantee Account.”

Such disclosure would also likely need to be programmed into the system and added to any applicable forms, refiled materials and reprinted documents. So even if the MMGA’s name was changed, the goal of eliminating “money market” from this guaranteed option’s name, the prospectus and other places cannot be accomplished. The Company believes partial removal of the MMGA would accomplish nothing but confusion.

As set forth above, the Company believes that the use of the MMGA name in this product is not potentially misleading and that significant and unnecessary contract owner confusion would be caused by changing the name of the MMGA to some other name in some but not all places. Moreover, the fact that the MMGA is closed to contributions, transfers and loan repayments has eliminated any theoretical potential for misleading contract owners into allocating any contributions, transfers and loan repayments into the MMGA. Finally, since there is no real benefit from changing the name of the MMGA but a very high likelihood of confusion, the Company feels that it should not be forced into costly system reprograming, forms modification, possible refiling and reprinting because the Staff has subsequently changed its position with respect to the name, especially since some references to the current name will have to remain in the prospectus and elsewhere. Accordingly, the Company respectfully submits that it should not be required to change the MMGA’s name.

4.	Please explain supplementally and clarify in the disclosure whether the deleted investment options are eliminated as investment options for everyone or if existing contract owners may still invest in these investment options. And if these investment options are available for some contract owners please disclose which ones.

Response: The investment options which are “struck through” in the courtesy copy were renamed last fall (the old names are struck through and the new names are underlined in the same sections of the courtesy copy). See the Supplement dated November 15, 2016 to the American Dental Association Members Retirement Program. For clarity, EQ/Wells Fargo Omega Growth was renamed AXA/ClearBridge Large Cap Growth and EQ/Morgan Stanley Mid Cap Growth was renamed AXA Janus Enterprise. In short, no investment options were eliminated they were just renamed.

5.	Please delete the second sentence of the italicized language in the heading on the cover page.

Response: The disclosure has been revised as requested. See the cover page.

6.	Please revise “We have filed a registration statement relating to this offering with the Securities and Exchange Commission” to state that “This prospectus is part of a registration statement relating to this offering” to avoid confusion.

Response: The Company has revised the disclosure to avoid any potential confusion. See the cover page.

Fee table

7.	Please explain supplementally and in the disclosure the basis for estimating amounts for the underlying options.

Response: The Company does not estimate any amounts for the underlying fund options. However, there are instances where the underlying funds estimate certain expenses. The Company has revised the disclosure as requested. See page 11.

8.	Please explain supplementally what the last sentence of footnote 3 means.

Response: The last sentence in footnote 3 is simply a reminder that the disclosure sets forth the highest other expenses incurred by a fund during the fiscal year ended December 31, 2016, but that the expenses during the current fiscal year (2017) may be higher than the disclosed expenses.

Program investment options

9.	Please clarify the number of investment options.

Response: The disclosure has been revised to remove any potential for inconsistency with respect to the number of investment options for existing contract owners. See page 20.

10.	Please change “sold” to “offered.”

Response: The disclosure has been revised as requested. See pages 13, 20.

11.	Please change “may be” to “are.”

Response: The disclosure has been revised as requested. See page 20.

12.	Please delete the sentence regarding SEC review.

Response: The disclosure has been revised as requested. See page 20.

More information

13.	Page 33. Please delete the sentence regarding staff review.

Response: The disclosure has been revised as requested. See page 33.

14.	Please change “may be” to “is.”

Response: The disclosure has been revised as requested. See page 33.

Condensed financial information

15.	Please confirm that of the referenced dates in the condensed financial information will be updated.

Response: The condensed financial information, including the referenced dates, will be updated as appropriate and subsequently filed via Rule 485(b) before May 1, 2017.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith

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